October 7, 2004



VIA EDGAR

Securities and Exchange Commission
450 Fifth St. NW
Washington, D.C.  20549


Re:Rule 17g-1 Fidelity Bond Filing-Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Amendment to Policy No. 99516103B for the following management investment companies (Investment Company Act of 1940 File Number/SEC Registration Number): First Defined Portfolio Fund, LLC (File No. 811-10015/SEC Registration No. 333-46062); First Trust Value Line(R) 100 Fund (File No. 811-21336/SEC Registration No. 333-104680); First Trust Value Line(R) Dividend Fund (File No. 811-21381/SEC Registration No. 333-106392); First Trust/Four Corners Senior Floating Rate Income Fund (File No. 811-21344/SEC Registration Nos. 333-105251 and 333-109680); Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (File No. 811-21496/SEC Registration No. 333-112202); First Trust/Value Line(R) & Ibbotson Equity Allocation Fund (File No. 811-21517/SEC Registration No. 333-113080); First Trust/Four Corners Senior Floating Rate Income Fund II (File No. 811-21539/SEC Registration Nos. 333-113978 and 333-115414); Energy Income and Growth Fund (File No. 811-21549/SEC Registration No. 333-114131); First Trust/Fiduciary Asset Management Covered Call Fund (File No. 811-21586/SEC Registration No. 333-116023).
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Dear Sir or Madam:

         Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First Trust complex of funds referenced above. Please note for the Commission's records, the following:

                   (i) a copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, including the most recent amendment to add First Trust/Fiduciary Asset Management Covered Call Fund (File No. 811-21586/SEC Registration No. 333-116023), covering the period from September 21, 2003 through September 21, 2004, as well as two binder extension letters from ICI Mutual dated September 20, 2004 and October 4, 2004 covering the period from September 21, 2004 through October 9, 2004;

                  (ii) a Certificate of Assistant Secretary containing the resolution of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

                 (iii) a copy of the Blanket Bond Insurance Agreement.

                                Very truly yours,

                                FIRST TRUST PORTFOLIOS L.P.



                               /s/ Kristi A. Maher
                               -------------------------------
                               Assistant General Counsel







Enclosures